

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 12, 2008

Ms. Carol Banducci
Chief Financial Officer
Iamgold Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario, M5H 2Y4  CANADA

      **Re:**    **Iamgold Corporation**
             **Form 40-F for the Fiscal Year Ended December 31, 2006**
             **Filed April 3, 2007**
             **File No. 1-31528**

Dear Ms. Banducci:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                Sincerely,


                Brad Skinner
                Senior Assistant
                Chief Accountant